UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-36452

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended:    December 31, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	ServisFirst Bancshares, Inc.
Former Name if Applicable:
Address of Principal Executive Office:	2500 Woodcrest Place Birmingham, Alabama 35209

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed period.

The Company was unable file its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Annual Report”) prior to the EDGAR acceptance time of 5:30 PM, Eastern Time, on February 29, 2024 without unreasonable effort and expense because it required additional time to complete its XBRL tagging for the Annual Report.

The Company filed its Annual Report following the acceptance time of 5:30 PM, Eastern Time, on February 29, 2024, but will receive a filing date of March 1, 2024, and is accordingly filing this Form 12b-25 simultaneously with the Annual Report.

The Company has not reported in its Annual Report any material changes to its financial results from those previously reported by the Company in its earnings release issued on January 29, 2024.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Name: Kirk Pressley

Telephone Number: 205-536-7428

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes   ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see explanation in Part III above.

ServisFirst Bancshares Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 29, 2024	ServisFirst Bancshares, Inc.
By: /s/ Edison K. Woodie
Name: Edison K. Woodie Title: Controller